WesBanco, Inc.

Annual Shareholders Meeting
2013 Year In Review

April 16, 2014

WesBanco
By all accounts, better.

Forward-Looking Statements

Forward-looking statements in this presentation relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained herein should be read in conjunction with WesBanco's 2013 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"), which is available on the SEC's website www.sec.gov or at WesBanco's website www.wesbanco.com.

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's 2013 Annual Report on Form 10-K filed with the SEC under the section, "Risk Factors" in Part 1, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements. WesBanco does not assume any duty to update any forward-looking statements.

Banking Offices



Pennsylvania

Ohio

Pittsburgh

Columbus

Wheeling

Parkersburg

Morgantown

Cincinnati

Jackson

Charleston

West Virginia

WesBanco
By all accounts, better.

Experienced & Stable Management Team

Executive	Position	Years in Banking	Years with WSBC
James Gardill	Chairman of the Board	41*	41
Paul Limbert	President & CEO	37	37
Todd Clossin	EVP & COO	29	N/A
Robert Young	EVP & CFO	27	12
Peter Jaworski	EVP & Chief Credit Officer	29	18
Jonathan Dargusch	EVP – Trust & Investments	32	3
Bernard Twigg	EVP – Chief Lending Officer	29	10

* As legal counsel to WesBanco.

WesBanco
By all accounts, better.

4

Performance Comparison

($000's except per share data)	Year ended 12/31/13	Year ended 12/31/12	%Δ
Net Income Available to Common Shareholders	**$63,925**	**$49,544**	**+29%**
Diluted Earnings Per Share	**$2.18**	**$1.84**	**+18%**

➤ **Increased dividends 7 times in last 13 quarters representing a 57% increase.**

➤ **Stock price increased 44% during 2013.**

WesBanco
By all accounts, better.

2013 Year in Review

➢ **Continued growth in stock price, earnings and improved credit quality.**

➢ **Continued growth in deposits and loans.**

❖ **Strong loan origination focus.**

❖ **Deposits have been positively affected by Marcellus and Utica shale payments.**

➢ **Maintained strong capital position, considered "Well capitalized" under regulatory guidelines.**

WesBanco
By all accounts, better.

2013 Year in Review (cont.)

➢ **Opened 1 new branch in 2013.**

➢ **Opened 1 new branch in 2014.**

➢ **Will open 1 additional new branch in 2014 in the Pittsburgh, Pa market.**

Net Cumulative Change in Loan, Deposit, and Capital Balances ($ millions)



11/30/12 acquisition of Fidelity Bancorp.

8

Wealth Management Services



WesBanco Welcomes
Todd Clossin

➤ **Born, raised and educated in the mid-west.**

➤ **Began his career as a commercial lender.**

➤ **Worked in the Cleveland, Columbus, Dayton, Cincinnati, and Pittsburgh markets plus other out of area markets for two large banks.**

➤ **Served in various locations as Regional/Market President.**

➤ **Served as Chief Administrative Officer, reporting directly to the CEO, of a $130 billion bank.**

WesBanco
By all accounts, better.

What are we trying to do?

➢ **Manage for the long-term success of WesBanco, its shareholders, employees and customers.**

➢ **Improve financial performance, without taking significant additional risk.**

➢ **Maintain pricing discipline.**

➢ **Provide exceptional service to capture more customer relationships.**

➢ **Execute efficiently.**

Challenges for 2014

- Slow recovering national economic conditions.

  - Lack of opportunities for robust loan growth.

  - Uncertainty about long term policies and short term solutions in Washington.

- Continued low interest rates with flat yield curve monetary policies.

  - Continued margin compression.

- Fierce competition.

- Significant new regulatory requirements from multiple agencies.

- Attracting and retaining qualified employees.

WesBanco
By all accounts, better.

2014 Initiatives

➢ **Raised dividend in 1st quarter 2014 by 2 cents or 10%.**

➢ **Focus on organic loan growth, with an emphasis on business banking, middle market and home equity lending.**

➢ **Continuing efforts to address credit quality and impaired loan levels as economy improves.**

➢ **New electronic banking products and services.**

WesBanco
By all accounts, better.

2014 Initiatives (cont.)

➢ **Monitor opportunities for selective acquisitions in footprint.**

➢ **Continue to focus on wealth management and other fee-related opportunities.**

➢ **Pursue opportunities from customers who have benefited from Marcellus and Utica shale activity.**

Opportunities for Organic Growth



Ethane Infrastructure in the Marcellus and Utica Shales
Existing and proposed
Mariner West
to Michigan and Canada
Existing Sunoco Pipeline
PA
New MarkWest Pipeline
Proposed Mariner East
OH
Harrison County (Chesapeake)
Harrison County (MarkWest)
Houston (MarkWest)
Existing Sunoco Pipeline
Enterprise Products Partners
ATEX Express Pipeline
Majorsville, W.Va. (MarkWest)
Ft. Wetzel (Caiman)
Ft. Beeler (Caiman)
Natrium, W.Va. (Dominion)
MD
to Indiana and Gulf of Mexico
Hastings (Dominion)
VA
Siloam, Ky. (MarkWest)
WV
KY
Kenova, W.Va. (MarkWest)
Fractionator
Marcellus shale area
Estimated rich "wet" gas area
Utica shale area
Wet Utica shale area
Source: The State Journal research

WesBanco
By all accounts, better.

Investment Rationale

➢ **Located in three strong urban markets which will enable organic loan and deposit growth.**

➢ **Organic growth from Marcellus/Utica opportunities.**

➢ **Liquidity to provide for additional lending capacity.**

Investment Rationale (cont.)

➢ **Asset quality compares favorably with regional and national peers.**

➢ **Diversity of earnings stream.**

➢ **Strong regulatory capital.**

➢ **Proven acquisition-oriented growth strategy.**

WesBanco
By all accounts, better.

WesBanco Stock Performance Chart
March 2013 thru March 2014



100-based Index Analysis: WSBC vs. Peers/^BANK (1 year)

IXBK — Peers — WSBC

WesBanco
By all accounts, better.

Stock Performance – Long-term Cumulative Return



Questions?

Annual Shareholders Meeting
April 16, 2014

WesBanco
By all accounts, better.